

Mail Stop 3561

October 25, 2016

James W. Woodall
Chief Financial Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

      Re: **Fidelity National Information Services, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Response Dated September 26, 2016
               File No. 01-16427

Dear Mr. Woodall:

      We have reviewed your September 26, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

(18) Segment Information, page 83

1. We note in your response to comment 9, your statements that additional detail by business line is provided to the CODM regarding monthly financial results and that business line level detail is provided to the CODM to review monthly actual to budget and actual to forecast results. Please explain to us in more detail what additional business line detail is provided to the CODM and how he uses that information to assess performance and allocate resources. Please tell us how this more detailed financial information impacted your identification of your operating segments.

2. We note your response to comment 9. In order to help us understand how you met all the criteria within ASC 280-10-50-11 such that aggregation of your two operating segments within the GFS reportable segment was appropriate, please address the following:

    *   Provide to us a more thorough analysis with respect to the products and services that your Institutional & Wholesale ("I&W") and International Banking & Payments ("IB&P) operating segments offer. Specific examples of the types of core products and services that are offered in these operating segments, irrespective of any potential cross selling opportunities you may leverage, would facilitate our review. In this regard, please explain to us in further detail the nature of the core underlying products and services that your personnel are providing in each of these two operating segments and how such products and services are similar or dissimilar in nature as compared to your other operating segment. Refer to ASC 280-10-50-11a.

    *   We would like to better understand how you concluded your I&W and IB&P operating segments were economically similar. Please provide us in tabular format your historical and projected revenues, gross margins, and adjusted EBITDA margins separately for each operating segment. Please provide the historical information for the last three fiscal years. Lastly, clarify for us how foreign currency exchange exposure (or adjustments) is affecting each operating segment. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

    *   We note your CODM is provided monthly financial results by operating and reportable segment that includes revenue and adjusted EBITDA. Please explain to us why the CODM is provided the revenue and adjusted EBITDA of the operating segments within the GFS reportable segment and why that disaggregated information would not also be useful to analysts and investors.

    *   Explain to us if there are any significant differences in the software development cycle and process for the I&W and IB&P operating segments. Refer to ASC 280-10-50-11b.

    *   Please provide a more thorough overview of the customers of your I&W and IB&P operating segments. In this regard, please explain how you evaluate and consider potential differences in customers or customer classes to the extent applicable. Refer to ASC 280-10-50-11c.

    *   With regard to the methods used to distribute products or provide services you state, "Both International Banking & Payments and Institutional & Wholesale operating segments are expected to move toward more integrated, hosted solutions over time as international markets continue to develop, and as leveraged solutions become more common." Please explain in further detail what you mean by this statement and whether it is trying to convey there are differences present

today between the how the products or services are distributed among your I&W and IB&P operating segments. If so, explain to us such differences. Refer to ASC 280-10-50-11d.

- Considering you conduct business in numerous countries, tell us whether there are any differences in the regulatory environments between the I&W and IB&P operating segments. In this regard, tell us how you considered the foreign regulatory environments you operate in with regard to your assessment of the I&W and IB&P operating segments. Refer to ASC 280-10-50-11e.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products